UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The9 Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, evidenced by American Depositary Receipts, each representing one

Ordinary Share

(Title of Class of Securities)

88337K104**

(CUSIP Number)

Cyrus Jun-Ming Wen 3/F, 100QRC, 100 Queen’s Road Central, Central Hong Kong China (852) 3728 2833	With a copy to: Marcia Ellis, Esq. Morrison & Foerster LLP 33/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong (852) 2585 0784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 88337K104

1.	Names of Reporting Persons Splendid Days Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,474,355 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,474,355 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,474,355 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

The Ordinary Shares beneficially owned by Splendid Days Limited consist of 11,695,511 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 4,778,844 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case held by Splendid Days Limited and issuable within 60 days of the date of this Schedule 13D. One ADS represents one Ordinary Share.

(2)

This percentage is calculated based on 116,629,713 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to the Reporting Persons and including the conversion of Convertible Notes into 11,695,511 ADSs and the exercise of Warrants into 4,778,844 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Truth Beauty Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,474,355 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,474,355 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,474,355 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

The Ordinary Shares beneficially owned by Truth Beauty Limited consist of 11,695,511 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 4,778,844 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case held by Splendid Days Limited and issuable within 60 days of the date of this Schedule 13D/A. One ADS represents one Ordinary Share.

(2)

This percentage is calculated based on 162,329,713 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to the Reporting Persons, and including the conversion of Convertible Notes into 11,695,511 ADSs and the exercise of Warrants into 4,778,844 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Cyrus Jun-Ming Wen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,474,355 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,474,355 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,474,355 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

The Ordinary Shares beneficially owned by Cyrus Jun-Ming Wen consist of 11,695,511 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 4,778,844 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case held by Splendid Days Limited and issuable within 60 days of the date of this Schedule 13D/A. One ADS represents one Ordinary Share.

(2)

This percentage is calculated based on 162,329,713 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to the Reporting Persons, and including the conversion of Convertible Notes into 11,695,511 ADSs and the exercise of Warrants into 4,778,844 ADSs.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission by each of the Reporting Persons on March 5, 2018 (the “Schedule 13D”) related to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”) of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date of this Amendment No. 1.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date of this Amendment No. 1 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except for the transactions reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Under the terms of the Participation Agreements, each Participant may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issued Securities or any ADSs issued upon conversion or exercise thereof. Based on the amount of their respective Participations, Quality Event Limited and APSOF may each be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the outstanding ADSs of the Issuer. Except as set forth in the immediately preceding sentences in this Item 5(d), no other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

February 21, 2019

SPLENDID DAYS LIMITED
By: Truth Beauty Limited Its: Director

By:	/s/ Cyrus Jun-Ming Wen
Name: Cyrus Jun-Ming Wen
Title: Director

TRUTH BEAUTY LIMITED

By:	/s/ Cyrus Jun-Ming Wen
Name: Cyrus Jun-Ming Wen
Title: Director

CYRUS JUN-MING WEN

By:	/s/ Cyrus Jun-Ming Wen